CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
(With Report of Independent Registered
Public Accounting Firm Thereon)

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule G, Part III (Form 5500) – Schedule of Nonexempt Transactions for the Year Ended December 31, 2009	23

Schedule H, Line 4i (Form 5500) – Schedule of Assets (Held at End of Year) as of December 31, 2009	24

Schedule H, Line 4j (Form 5500) – Schedule of Reportable Transactions for the Year Ended December 31, 2009	37

Signatures	38

Index to Exhibit	39
Ex-23.1: Consent of KPMG LLP
EX-23.1

*	Other schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm
The Plan’s Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citigroup 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2009, supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 and supplemental Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules are the responsibility of the Plan Administrator. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
May 24, 2010

CITIGROUP 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Cash and Cash Equivalents	$610,728,718	$943,581,097
Equity Investments	843,924,012	1,424,650,204
Mutual Funds	1,017,977,144	805,012,500
Collective Trusts and Other Investments	3,344,171,434	2,402,085,234
Guaranteed Investment Contracts	1,249,074,609	1,271,871,106
Wrapper Contracts	3,544,502	2,212,935
Other Insurance Contracts	—	28,432

Total Investments	7,069,420,419	6,849,441,508

Participant loans	178,042,074	214,753,084

Receivables:
Investments sold but not delivered	654,065	94,241
Interest and dividends	1,688,530	3,836,405
Participant contributions	15,559,541	—
Employer contributions	456,477,577	593,595,266
Other receivables	277,987	331,422

Total receivables	474,657,700	597,857,334

Total assets	7,722,120,193	7,662,051,926

Liabilities:
Investments purchased but not received	4,486,360	1,088,535
Payable for trustee and administrative fees	5,066,903	9,435,524

Total liabilities	9,553,263	10,524,059

Net assets reflecting all investments at fair value	7,712,566,930	7,651,527,867

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,091,173)	96,155,180

Net assets available for benefits	$7,690,475,757	$7,747,683,047

See accompanying notes to Financial Statements.

CITIGROUP 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
Additions (deductions) to net assets attributed to:
Investment income (loss):
Dividends	$52,016,180	$202,392,530
Interest	57,824,051	86,558,690
Net appreciation (depreciation) in fair value of investments	945,752,574	(4,451,577,871)

Net investment gain (loss)	1,055,592,805	(4,162,626,651)

Contributions:
Participants	541,162,229	756,723,978
Employer	459,566,516	601,523,193

Total contributions	1,000,728,745	1,358,247,171

Total additions (deductions) to net assets	2,056,321,550	(2,804,379,480)

Deductions from net assets attributable to:
Distributions to participants (note 1(l))	2,093,171,562	1,127,856,826
Trustee and administrative expenses	20,335,150	15,866,926
Dividends paid to participants	22,128	2,469,363

Total deductions from net assets	2,113,528,840	1,146,193,115

Net decrease before transfers	(57,207,290)	(3,950,572,595)

Transfers in from other plans (note 1(m))	—	104,977,094

Net decrease after transfers	(57,207,290)	(3,845,595,501)

Net assets available for benefits at:
Beginning of year	7,747,683,047	11,593,278,548

End of year	$7,690,475,757	$7,747,683,047

See accompanying notes to Financial Statements.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(1)	Description of the Plan

The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company), its subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). Effective March 1, 2003, the Plan consists of an ESOP component and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan.

Prior to December 8, 2008, Citibank N.A. was the Trustee of the Plan. Effective December 8, 2008, Reliance Trust Company became the Trustee for the assets held in the Citigroup Common Stock Fund. Effective December 8, 2008, State Street Corporation became the Trustee of the Plan’s remaining assets. Plan assets are held by State Street Bank & Trust Company (the Custodian) in a trust fund established under the Plan.

The Plan is administered by Hewitt Associates LLC, a third-party administrator. Prior to July 1, 2008, CitiStreet LLC (CitiStreet) managed the administration and recordkeeping. Effective July 1, 2008, the Company and State Street Corporation completed the sale of CitiStreet to ING Institutional Plan Services LLC (ING). ING assumed recordkeeping responsibilities of the Plan at the time of acquisition. Effective July 1, 2009, recordkeeping services were transferred from ING to Hewitt Associates LLC.

The Company maintains the Financial Education Program for participants. Costs are paid by the Plan Sponsor (the Company is the Plan Sponsor, as defined by the Plan). The program offers assistance on asset allocation for participants’ plan investments based on their individual risk profile, retirement horizon, and other factors. Additionally, other financial resources such as articles, tutorials and videos are available.

The Plan also offers the Professional Account Manager Program, which provides a personalized savings and investment strategy for the participant to have their account professionally and proactively managed. Participants who voluntarily elect this program are charged 0.35% or $2.92 per month for each $10,000 in their account. If the participant chooses to be part of the Professional Account Manager Program, the fee will be automatically deducted from their account.

(b)	Eligibility

Full time employees or part-time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, as defined in the Plan document.

Part-time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on the January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

Eligible full or part-time employees are subject to the Plan’s automatic enrollment provision and will be enrolled to contribute to the Plan 90 days after the eligibility date.

(c)	Employee Contributions

An eligible employee may elect to have a portion of his or her regular pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of his or her eligible pay (subject to a statutory limitation of $16,500 for 2009 and $15,500 for 2008) as before-tax contributions. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.

As described in note 1(b), eligible full or part-time employees will automatically be subjected to the Plan’s automatic enrollment provision and enrolled to contribute to the Plan 90 days after the eligibility date. If the participants do not want to be enrolled automatically in the Plan, they have a 90-day grace period from his or her eligibility date to decline enrollment. The initial automatic deferral percentage is 3%. Participants whose first date of hire is on or after January 1, 2007 who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing his or her before-tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before-tax deferrals at any time.

Catch-up contributions are permitted in accordance with Section 414 (v) of the Code. Participants who expect to reach or are over age 50 by the plan year-end can contribute up to 49% of his or her eligible pay up to $5,500 for 2009 and $5,000 for 2008, bringing those participants’ statutory limitation on before-tax contributions to $22,000 for 2009 and $20,500 for 2008. There is no automatic enrollment for catch-up contributions.

In addition, the Code limits contributions for highly compensated participants, defined by the Code to be participants with annual compensation over $110,000 for 2009 and $105,000 for 2008.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(d)	Employer Contributions

During 2009 and 2008 employer contributions consisted of three major components: the company matching contribution, fixed contribution, and transition contribution. A one-time company contribution was also provided to certain grandfathered participants on a limited basis.

The company matching contribution is limited to a maximum employer contribution of 6% of the participant’s eligible pay (up to the annual compensation maximum set by the Code) for eligible employees at all compensation levels. The company matching contributions are equal to the lesser of 6% of a participant’s eligible pay or to the amount of their before-tax contributions during the Plan Year.

A fixed contribution of up to 2% of eligible pay is credited to the Plan accounts for eligible employees whose total compensation is less than $100,000.

An annual transition contribution is credited to the Plan accounts of certain employees who exceed the maximum matching contribution and, if eligible, the fixed contribution. Participants eligible for the annual transition contribution generally include employees with longer service who were eligible participants in the Citigroup Pension Plan and have been continuously employed by the Company since December 31, 2006.

At December 31, 2009, and December 31, 2008 the employer contribution receivable was $456.5 million and $593.6 million, respectively. At December 31, 2009, and December 31, 2008 the employer contribution receivable includes $367 million and $490 million related to the company matching contribution, respectively.

Company contributions relating to 2009 and 2008 were credited to participant accounts in 2010 and 2009, respectively.

(e)	Participant Accounts

Participants may elect to divide their contributions among the investment fund options offered under the Plan in whole increments of 1%.

A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan documents.

(f)	Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account (IRA), which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(g)	Investment Options

Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan documents.

In general, Plan participants may move their Plan assets among the Plan’s investment options through a fund transfer, reallocation, or rebalance no more frequently than once every seven calendar days. An exception to this rule is that they may move Plan assets into the Citi Institutional Liquid Reserves Fund or the BlackRock TempFund at any time. However, once a participant moves his or her Plan assets into one of these funds, he or she cannot move Plan assets out of the same fund for seven calendar days.

In addition, Plan participants may not move an investment in the Stable Value Fund through a fund transfer, reallocation, or rebalance directly into any of the three investment options that are considered competitors of the Stable Value Fund: the Citi Institutional Liquid Reserves Fund, the BlackRock TempFund, and the BFA LifePath Fund. The BFA LifePath Fund is not considered a money market fund or stable value fund but rather is considered to be a conservative investment vehicle. This restriction enables the Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

If a Plan participant moves Plan assets from the Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the three competing investment options named above, the amount moved must remain invested in a non-competing investment option for at least 90 days before it can be moved into one of the three competing investment options.

These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund.

In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees should they decide to do so. Currently, only the Brandywine Global Bond Fund and the T. Rowe Price International Discovery Fund impose a 2% redemption fee on the sale of fund units within 60 days after any purchase of fund units.

On February 19, 2008, the Plan added the Citi Institutional Liquid Reserves Fund.

On March 10, 2008, the Citi Institutional Liquid Reserves Fund was replaced by the BlackRock TempFund as an investment option. If a participant had an account balance in the Citi Institutional Liquid Reserves Fund on that date, his or her balance was transferred to the BlackRock TempFund, a traditional money market fund similar to the Citi Institutional Liquid Reserves Fund.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Effective March 26, 2009 the Private Capital All Cap Value Fund was eliminated. Existing balances were transferred automatically to the SSgA Russell 3000 Fund on that date. Effective September 8, 2009 the AIG International Small Cap Fund and the SSgA International Small Cap Index Fund were replaced with the T. Rowe Price International Discovery Fund. Existing balances in the eliminated funds were transferred automatically on that date. Effective December 17, 2009 the Plan eliminated the BFA 2010 Fund investment option which was liquidated and the proceeds were transferred to the existing Life Path Retirement Fund. In addition, the BFA Life Path 2050 fund was both added as an investment option and added as the default investment fund for participants whose projected year of retirement is 2050 and who don’t choose an investment option for their contributions. Effective on December 17, 2009, the Clearbridge Multi-Cap Growth Fund was eliminated and participant balances were transferred automatically to the SSgA Russell 3000 Fund on that date.

Effective May 29, 2009, the guaranteed investment contracts within the Travelers qualified voluntary employee contributions (QVEC) program were removed as an investment option within the Plan. Participants were given the option of transferring their QVEC balance into any of the investment alternatives offered by the Plan. In addition, a participant of the Plan who had a balance in the Travelers QVEC, had the right to request and receive an immediate distribution of their QVEC account balance on or before May 28, 2009. This distribution was offered as a lump sum cash payment for eligible participants who attained 59 1/2 years or rolled over into an IRA or other qualified retirement savings vehicle. If an election was not made by the participant by May 28, 2009 the participant’s QVEC balance was transferred as of the close on May 29, 2009 into the BlackRock TempFund.

(h)	Vesting

The rights of a participant to his or her own before-tax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

Any Plan participant who performs an hour of service after June 26, 2007, will be fully vested in his or her company matching contributions.

Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:
•	Upon completion of three years of service. Once three years of service have been attained, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service:

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

(i)	Forfeited Accounts

For the year ended December 31, 2009, forfeitures were not used to offset Company contributions. For the year ended December 31, 2008, gross Company contributions of $602.7 million were reduced by allocated forfeitures of $1.2 million, resulting in net Company contributions of $601.5 million, respectively. For the years ended December 31, 2009 and 2008, unallocated forfeitures were $1,962,828 and $328,599, respectively.

(j)	Participant Loans

Subject to the Plan’s provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account balance or $50,000, less the highest outstanding loan balance in the previous twelve months. Participant loans receivable as of December 31, 2009 and 2008 bore interest rates from 4.25% to 11.5% and 5.00% to 8.50%, respectively.

Participant loans are valued at amortized cost, which approximates fair value.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company are submitted to the recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

Each loan is adequately secured through the balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is included in the amount distributed to the participant.

A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

(k)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the value of his or her participant account, all or a portion of the vested value of his or her Company contribution if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan’s provisions.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(l)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with Plan terms.

If the value of a participant’s account exceeds $5,000, the participant can leave his or her money in the Plan or the participant may request a distribution, at any time, in the form of a lump-sum payment or installments. If the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. If the participant is still employed at age 70 1/2, minimum distributions must commence when the participant retires.

If the value of a participant’s account is between $1,000 and $5,000, the Plan will automatically roll the participant’s account over to an IRA, if the participant does not elect otherwise within 90 days of receiving a notice from the Plan. This provision does not apply to participants who are age 65 or older. If the Plan participant is age 65 or older and his or her account balance is $5,000 or less, the Plan will distribute his or her account as a lump-sum distribution and withhold the applicable taxes. If the value of a participant’s account is less than $1,000, the Plan will distribute the participant’s account upon termination of employment.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

Of the distributions paid in 2009, approximately $1.1 billion related to participants leaving the Plan in connection with the joint venture between the Company and Morgan Stanley. See Note 9 for additional details on the joint venture.

(m)	Net Assets Transferred into Plan

There were no transfers into the Plan during 2009.

On February 25, 2008, Citigroup acquired 70 employees of Legg Mason, Inc and Legg Mason Private Portfolio Group, LLC (collectively, Legg Mason). Legg Mason employees became eligible to participate in the Plan as of April 1, 2008. Net assets of $42,678 were transferred into the Plan.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Effective January 1, 2008, the Old Lane Management, LP Incentive Savings Trust (Old Lane) merged into the Plan. Old Lane employees became eligible to participate in the Plan as of January 1, 2008. Net assets of $2,491,945 were transferred into the Plan on January 10, 2008.

Effective January 1, 2008, the Bisys Group, Inc. 401(k) Savings Plan (Bisys) merged into the Plan. Bisys employees became eligible to participate in the Plan as of January 1, 2008. Net assets of $85,705,655 were transferred into the Plan on January 4, 2008.

Effective January 1, 2008, the Automated Trading Desk 401(k) Plan (ATD) merged into the Plan. ATD employees became eligible to participate in the Plan as of January 1, 2008. Net assets of $15,869,616 were transferred into the Plan on January 2, 2008.

The following table is a summary of the net assets transferred into the Plan during 2008:

Plan Transferred	Transfer Date	2008

Legg Mason	4/1/2008	$42,678
Old Lane Management	1/10/2008	2,491,945
Bisys Group	1/4/2008	85,705,655
ATD	1/2/2008	15,869,616
Ameriquest	1/1/2008	867,200

Net assets transferred		$104,977,094

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Use of Estimates

The preparation of the financial statements are in conformity with U.S. generally accepted accounting principles and requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, additions to net assets, deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan investments are stated at fair value.

Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes domestic and international equities in separately managed accounts.

The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. Commingled funds are valued at the net asset value as reported by the sponsor of the fund. Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Short-term money market investments are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report GICs at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting asset or liability which, when net against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts’ future cash flows discounted by comparable duration Wall Street Journal GIC index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued guidance under ASC 820, formerly known as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). ASC 820 reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan’s financial statements.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial statements.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

During 2009, the Plan adopted FASB Statement No. 165, Subsequent Events, or ASC 855, which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The adoption of this guidance is reflected in these financial statements.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

(f)	Reclassifications

Prior year amounts have been reclassified to conform to the current year presentation. Separately managed accounts have been restated and disclosed at the underlying investment level, whereas they were previously reported at the fund level.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(3)	Investments

A summary of the Plan’s investments as of December 31, 2009 and 2008 is listed below.

	2009		2008
Cash and Cash Equivalents
Blackrock Temp Fund	$426,824,845	*	$565,398,338	**
Other Cash and Cash Equivalents, invidually less than 5% of net assets	183,903,873		378,182,759

Total Cash and Cash Equivalents	610,728,718		943,581,097

Equity Investments
Citigroup, Inc. Common Stock	422,359,675	*	612,902,224	**
Other Equities, individually less than 5% of net assets	421,564,337		811,747,980

Total Equity Investments	843,924,012		1,424,650,204

Mutual Funds
Dimensional Fund Advisors International Securities Fund	506,813,508	*	400,558,017	**
Other Mutual Funds, individually less than 5% of net assets	511,163,636		404,454,483

Total Mutual Funds	1,017,977,144		805,012,500

Collective Trusts and Other Investments
SSGA BlackRock Capital Aggregate Bond Fund	408,473,589	*	378,039,870	**
SSGA S&P 500 Index Fund	776,661,590	*	627,934,393	**
SSGA Russell 3000 Index Fund	430,565,519	*	111,611,576
Other Collective Trusts, individually less than 5% of net assets	1,728,470,736		1,284,499,395

Total Collective Trusts and Other Investments	3,344,171,434		2,402,085,234

Guaranteed Investment Contracts	1,249,074,609		1,271,871,106

Wrapper Contracts	3,544,502		2,212,935

Other Insurance Contracts	—		28,432

Investments, at fair value	$7,069,420,419		$6,849,441,508

*	Represents 5% or more of Plan’s net assets at December 31, 2009.

**	Represents 5% or more of Plan’s net assets at December 31, 2008.
Included in Guaranteed Investment Contracts (GICs) are contracts related to QVEC that were discontinued in 1987 as a type of employee contribution. These contracts were frozen to new contributions and participants. As explained in note 1(g), the QVEC-related contracts were eliminated as an investment option of the Plan on May 29, 2009. At December 31, 2009 and December 31, 2008, the Plan held $0 and $25.7 million, respectively, in QVEC-related contracts.
In connection with acquisitions made by the Company or a predecessor company, the Plan’s investments as of December 31, 2009 and 2008 also include $4.4 million and $4.9 million, respectively, of State Street Common Stock Fund, a closed fund.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The Plan’s investments (including investments bought and sold during the year) appreciated (depreciated) in value by $945,752,574 in 2009 and $(4,451,577,871) in 2008, as follows:

	2009	2008
Cash and Cash Equivalents	$12,420	$—
Equity Investments	(62,806,578)	(2,844,788,567)
Mutual Funds	327,614,136	(710,899,298)
Collective Trusts and Other Investments	680,932,596	(895,890,006)

	$945,752,574	$(4,451,577,871)

(4)	Investment Contracts with Insurance Company

Included in the GIC Stable Value Fund are fully benefit-responsive investment contracts. These contracts include both traditional and synthetic GICs. Traditional GICs are unsecured general account obligations of insurance companies. The obligations are backed by the general assets of the insurance company that writes the insurance contract. Synthetic GICs consist of two parts: an asset owned directly by the Plan and a wrap contract, which provides book value protection for participant withdrawals prior to maturity.

These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements and adjusted from fair value to contract value as reported to the Plan by the investment manager and Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at fair value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2009 and 2008 ranged from 0.25% to 6.80% and from 0.15% to 6.58%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2009 and 2008, respectively, the fair market value of GICs amounted to $1,249 million and $1,272 million.

The statements of net assets available for benefits of the Plan is prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses only on those investment contracts that are not deemed fully benefit-responsive, as defined below:

	2009	2008
Portfolio characteristics:
Average yield earned by entire fund	3.36%	3.79%
Return on assets for 12 months	3.16	4.91
Current crediting rate	3.52	3.30
Duration	3.43	2.76

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2009.

December 31, 2009
	S&P/		GIC	Wrapper	Adjustment
	Moodys		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value

AIG Financial Products Contract No. 725839	A+/A1	0.25%	$227,470,243	$1,173,447	$4,418,624	$233,062,314
AIG Financial Products Contract No. 725840	AA/Aa2	6.80	205,951,446	1,218,947	(12,915,245)	194,255,148
ING Life & Annuity Company Contract No. 60266	AA+/Aa1	4.30	176,896,013	308,633	(2,672,751)	174,531,895
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	4.87	64,276,829	28,054	(2,565,373)	61,739,510
MetLife Insurance Company Contract No. 90008B	AA/Aa2	4.19	23,848,212	—	2,681	23,850,893
Monumental Life Insur (Aegon) Contract No. SV04359Q	AA-/A1	4.41	8,928,880	—	1,056	8,929,936
Monumental Life Insur (Aegon) Contract No. SV04490Q	AA-/A1	4.48	24,645,303	—	2,959	24,648,262
Natixis Financial Products Contract No. WR1937-01	A+/A1	0.25	227,470,243	347,373	5,035,666	232,853,282
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.31	34,062,875	32,814	(1,221,066)	32,874,623
Principal Capital Management Contract No. 4-29618-10	A+/Aa3	4.65	49,677,871	—	6,185	49,684,056
Royal Bank of Canada Contract No. Citigroup01	AA/Aa2	6.72	205,846,694	435,234	(12,183,909)	194,098,019

			$1,249,074,609	$3,544,502	$(22,091,173)	$1,230,527,938

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2008.

December 31, 2008
	S&P/		GIC	Wrapper	Adjustment
	Moodys		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value

AIG Financial Products Contract No. 725839	AA-/Aa3	0.15%	$195,792,320	$398,343	$36,273,391	$232,464,054
AIG Financial Products Contract No. 725840	AAA/Aaa	6.02	177,756,556	557,731	5,479,798	183,794,085
ING Life & Annuity Company Contract No. 60266	AA+/Aa1	4.99	156,030,568	407,227	10,714,717	167,152,512
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.36	65,203,106	(61,541)	3,680,895	68,822,460
Metlife and Annuity Contract (QVEC 2004)	AA/Aa2	5.05	3,874,217	—	39,395	3,913,612
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	3.75	5,496,138	—	135,130	5,631,268
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	4.65	4,929,782	—	(76,484)	4,853,298
Metlife and Annuity Contract (QVEC 2007)	AA/Aa2	5.00	5,309,539	—	(160,409)	5,149,130
Metlife and Annuity Contract (QVEC 2008)	AA/Aa2	5.05	6,107,839	—	(233,233)	5,874,606
MetLife Insurance Company Contract No. 28731	AA/Aa2	4.71	10,388,377	—	1,310	10,389,687
MetLife Insurance Company Contract No. 90008B	AA/Aa2	4.19	46,112,435	—	(300,599)	45,811,836
Monumental Life Insur (Aegon) Contract No. SV04358Q	AA/Aa3	3.27	17,128,096	—	1,510	17,129,606
Monumental Life Insur (Aegon) Contract No. SV04359Q	AA/Aa3	4.41	8,663,837	—	(105,776)	8,558,061
Monumental Life Insur (Aegon) Contract No. SV04434Q	AA/Aa3	4.37	12,036,706	—	1,410	12,038,116
Monumental Life Insur (Aegon) Contract No. SV04489Q	AA/Aa3	4.44	23,568,713	—	2,805	23,571,518
Monumental Life Insur (Aegon) Contract No. SV04490Q	AA/Aa3	4.48	23,899,347	—	(293,356)	23,605,991
Natixis Financial Products Contract No. WR1937-01	AA-/Aa3	0.18	195,792,318	396,417	36,147,253	232,335,988
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	6.58	20,468,750	—	4,514	20,473,264
Principal Capital Management Contract No. 4-29618-10	AA/Aa2	4.65	48,168,988	—	(663,160)	47,505,828
Royal Bank of Canada Contract No. Citigroup01	AAA/Aaa	6.02	177,756,556	514,758	5,499,389	183,770,703
SunAmerica Life Insurance Contract No. 5096	A+/Aa3	3.98	36,828,390	—	3,938	36,832,328
SunAmerica Life Insurance Contract No. 5104	A+/Aa3	3.33	30,558,528	—	2,742	30,561,270

			$1,271,871,106	$2,212,935	$96,155,180	$1,370,239,221

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(5)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that are closed to new contributions. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

At December 31, 2009 and 2008, approximately 6% and 9%, respectively, of the Plan’s total investments were invested in Citigroup, Inc. common stock. The underlying value of the Company stock is subject to operational and market risks.

(6)	Related-Party Transactions

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor, as defined by the Plan.

Certain Plan investments are shares of commingled trust funds managed by State Street and common stock issued by State Street. State Street is the Trustee and custodian of the Plan’s assets.

Citibank N.A. was the Trustee of the Plan from January 1, 2007 to December 8, 2008, as described in note 1(a). Citibank, N.A. is an indirect wholly owned subsidiary of the Company.

In 2002, the Company and State Street Corporation created CitiStreet, a joint venture, whereby each party owned 50%. CitiStreet manages the administration and recordkeeping for the Plan. On July 1, 2008, the Company and State Street Corporation completed the sale of CitiStreet to ING, as explained in note 1(a).

The value of the Company’s common stock was $422 million and $613 million at December 31, 2009 and December 31, 2008, respectively. The value of State Street common stock was $4.4 million and $4.9 million at December 31, 2009 and December 31, 2008, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(7)	Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated June 5, 2002 that the Plan and related trust are established in accordance with applicable sections of the Code, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt, and continues to operate in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan’s financial statements.

In June 2009, the Company’s board of directors adopted the “Tax Benefits Preservation Plan” (the “Rights Plan”) in order to preserve the Company’s ability to utilize certain tax benefits. Pursuant to the Rights Plan, the Company’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) of one share of Citigroup Inc. stock (“Company Stock”).

Although the Company Stock held in the Plan satisfied the definition of a “qualifying employer security” under ERISA Section 407(d)(5), the Rights may not satisfy this definition. Further, ERISA Section 407(a)(2) prohibits a fiduciary who has authority or discretion to control or manage the assets of a plan to permit the plan to hold any “employer security” that violates ERISA Section 407(a). This transaction, subject to the exemption request below, may be classified as a prohibited transaction.

On December 9, 2009, the Company filed a request for an individual exemption with the Department of Labor (the “DOL”), and amended the exemption request on January 27, 2010 to reflect comments received from the DOL. The Company has requested retroactive relief from the ERISA prohibitions set forth in Title I of ERISA for the acquisition and holding of the Rights by the Plan. The Company also requested relief from the prohibitions, as set forth in Code Section 4975(c)(1)(A) through (E), for the acquisition of the Rights by the Plan. The Company will take appropriate action based on the response from the DOL, but management believes that the exemption request will be granted.

(8)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts will become 100% vested and, therefore, will not be subject to forfeiture.

(9)	Partial Plan Termination

Effective June 1, 2009, the Company and Morgan Stanley entered into a joint venture that combined the Global Wealth Management platform of Morgan Stanley with the Smith Barney, Quilter and Australia private client networks. The Company sold 100% of these businesses to Morgan Stanley in exchange for a 49% stake in the joint venture.

Plan management, with the advice of the Plan’s legal counsel, determined that a partial plan termination was triggered effective June 1, 2009 due to changes in the number of Plan participants, as a result of the sale of certain businesses to Morgan Stanley as part of the joint venture. Accordingly, Plan participants who were terminated as part of the 2008 and 2009 company-wide re-engineering plan became retroactively fully vested in their employer contributions on their termination date. Plan participants impacted by the joint venture were vested in all prior employer contributions as a condition of the sale.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Plan management communicated with impacted Plan participants regarding these vesting changes and took other appropriate action. Since the partial Plan termination was triggered in 2009, an additional employer contribution of $1,390,468 was required to restore forfeitures. This contribution was transferred to the Plan in 2009 and is reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2009.
(10)	Fair Value Measurements

The Plan adopted FASB ASC 820 (formerly known as FASB Statement 157, Fair Value Measurements), as of January 1, 2008. ASC 820 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

• Level 1 – Quoted prices for identical instruments in active markets.
• Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
• Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2009.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$566,511,737	$44,216,981	$—	$610,728,718
Equity Investments	843,924,012	—	—	843,924,012
Mutual Funds	1,017,977,144	—	—	1,017,977,144
Collective Trusts and Other Investments	—	3,344,171,434	—	3,344,171,434
Guaranteed Investment Contracts	—	1,249,074,609	—	1,249,074,609
Wrapper Contracts	—	—	3,544,502	3,544,502

Investments, at fair value	$2,428,412,893	$4,637,463,024	$3,544,502	$7,069,420,419

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2008.

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$588,526,729	$355,054,368	$—	$943,581,097
Equity Investments	1,395,001,555	29,648,649	—	1,424,650,204
Mutual Funds	805,012,500	—	—	805,012,500
Collective Trusts and Other Investments	—	2,402,085,234	—	2,402,085,234
Guaranteed Investment Contracts	—	1,271,871,106	—	1,271,871,106
Wrapper Contracts	—	—	2,212,935	2,212,935
Other Insurance Contracts	—	—	28,432	28,432

Investments, at fair value	$2,788,540,784	$4,058,659,357	$2,241,367	$6,849,441,508

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2009.

	Level 3 Investments at Fair Value
	Year Ended December 31, 2009
		Other
	Wrapper	Insurance
	Contracts	Contracts	Total
Balance, beginning of year	$2,212,935	$28,432	$2,241,367
Realized gains (losses)	—	—	—
Unrealized gains relating to instruments still held at the reporting date	1,331,567	—	1,331,567
Purchases, issuances and settlements	—	(28,432)	(28,432)

Balance, end of year	$3,544,502	$—	$3,544,502

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008.

	Level 3 Investments at Fair Value
	Year Ended December 31, 2008
		Other
	Wrapper	Insurance
	Contracts	Contracts	Total
Balance, beginning of year	$799,158	$28,791	$827,949
Realized gains (losses)	—	(359)	(359)
Unrealized gains relating to instruments still held at the reporting date	1,413,777	—	1,413,777
Purchases, issuances and settlements	—	—	—

Balance, end of year	$2,212,935	$28,432	$2,241,367

(11)	Administrative Expenses

Audit fees and trustee administration fees are paid by the Plan. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the net asset value of their participant accounts. A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

Any expenses not borne by the Plan are paid by the Company.
(12)	Pending Litigation

During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York (the Court) asserting claims under ERISA against the Company, the Plan’s administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company’s stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the compliant. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion. On August 31, 2009, the Court dismissed the case. An appeal was filed in the U.S. Court of Appeals for the Second Circuit on September 8, 2009.

In October 2007, a purported class action complaint was filed against the Company and the Plan administration and investment committees, alleging that defendants engaged in prohibited transactions and breached fiduciary duties under ERISA by allowing the investment of Plan assets in Citigroup-affiliated mutual funds and the purchase of services from a Citigroup-affiliated entity. The Plan is not named as a defendant in this action. The complaint was brought on behalf of all participants in the Citigroup 401(k) Plan from 2001 through the present. On March 16, 2010, the Court dismissed the request to have this action certified as a class action and all claims raised in the compliant, other than the claim that the Citigroup-affiliated mutual funds charged excessive fees. Although this claim was not dismissed, the only issue before the court is whether the statute of limitations has run with respect to this claim.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(13)	Subsequent Events

Effective January 7, 2010, the maximum amount of matching contributions paid on employee deferral contributions will be reduced from 6% to 4% for eligible pay for all employees.

The Plan’s management evaluated subsequent events through May 24, 2010, the date on which the financial statements were issued and no additional disclosures were required.

(14)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$7,690,475,757	$7,747,683,047
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	22,091,173	(96,155,180)

Net assets available for benefits per the Form 5500	$7,712,566,930	$7,651,527,867

Net decrease in net assets after transfer to other plans per the financial statements	$(57,207,290)	$(3,845,595,501)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	96,155,180	(1,931,123)
Current year adjustment from contract value to fair value for fully- benefit responsive investment contracts	22,091,173	(96,155,180)

Net income (loss) per Form 5500	$61,039,063	$(3,943,681,804)

CITIGROUP 401(k) PLAN
Schedule G, Part III — Schedule of Nonexempt Transactions
Year Ended December 31, 2009

	Relationship	Description of
	to Plan,	Transactions Including				Expenses			Net Gain or
Identity of	Employer, or	Maturity Date, Rate of				Incurred in		Current	(Loss) on
Party	Other Party-	Interest, Collateral, Par	Purchase	Selling	Lease	Connection	Cost of	Value of	Each
Involved	In-Interest	or Maturity Value	Price	Price	Rental	with Transaction	Asset	Asset	Transaction
Citigroup Inc.	Plan Sponsor	Rights Offering to each holder of Citigroup, Inc. common stock[1]	N/A	N/A	N/A	N/A	N/A	N/A	N/A

[1]
In June 2009, the Company’s board of directors adopted the “Tax Benefits Preservation Plan” (the “Rights Plan”) in order to preserve the Company’s ability to utilize certain tax benefits. Pursuant to the Rights Plan, the Company’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) of one share of Citigroup Inc. stock (“Company Stock”).

Although the Company Stock held in the Plan satisfied the definition of a “qualifying employer security” under ERISA Section 407(d)(5), the Rights may not satisfy this definition. Further, ERISA Section 407(a)(2) prohibits a fiduciary who has authority or discretion to control or manage the assets of a plan to permit the plan to hold any “employer security” that violates ERISA Section 407(a). This transaction, subject to the exemption request below, may be classified as a prohibited transaction.
On December 9, 2009, the Company filed a request for an individual exemption with the Department of Labor (the “DOL”), and amended the exemption request on January 27, 2010 to reflect comments received from the DOL. The Company has requested retroactive relief from the ERISA prohibitions set forth in Title I of ERISA for the acquisition and holding of the Rights by the Plan. The Company also requested relief from the prohibitions, as set forth in Code Section 4975(c)(1)(A) through (E), for the acquisition of the Rights by the Plan. The Company will take appropriate action based on the response from the DOL, but management believes that the exemption request will be granted.
See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Cash and Cash Equivalents
State Street Short Term Investment Fund	32,472,863			$32,472,863	$44,216,974
BlackRock Temp Fund	426,824,845			426,824,845	426,824,845
Citifunds Institutional U.S Treasury Reserves Fund	138,274,276			138,274,276	138,274,283
Canadian Dollar	14			13	13
Indian Rupee	15,475,200			330,933	332,550
Indonesian Rupiah	42,225,255			4,465	4,494
Israeli Shekel	19,496			5,135	5,147
New Taiwan Dollar	34,234,126			1,059,562	1,070,318
South Korean Won	109,926			94	94

Total Cash and Cash Equivalents				598,972,186	610,728,718

Equity Investments
1St United Bank Corporation Fla	14,392			72,836	102,760
3Com Corporation	90,768			304,115	680,758
Abm Inds Incorporated	17,212			355,124	355,594
Acco Brands Corporation	40,534			253,952	295,086
Aceto Corporation	1,799			8,738	9,263
Acme Packet Incorporated	5,096			49,709	56,055
Acorda Therapeutics Incorporated	899			20,739	22,680
Actuant Corporation	26,835			443,397	497,260
Actuate Corporation	9,692			54,804	41,483
Advance Auto Parts	34,758			1,210,629	1,406,990
Advanced Battery Technology	54,070			219,763	216,282
Advocat Incorporated	2,798			15,458	21,543
Aecom Technology Corporation	16,737			452,391	460,254
Aep Inds Incorporated	4,681			180,130	179,197
Aircastle Ltd	18,485			173,606	182,078
Airtran Holdings Incorporated	66,423			361,679	346,727
Alaska Air Group Incorporated	1,683			39,549	58,168
Alliance Data Systems Corporation	33,959			1,392,384	2,193,388
Alliance One Intl Incorporated	27,078			104,602	132,142
Allied Healthcare Prods Incorporated	58,771			239,392	315,014
Allos Therapeutics Incorporated	12,990			80,248	85,341
Alloy Incorporated	8,593			57,010	66,854
Allstate Corporation	40,950			2,170,077	1,230,142
Almost Family Incorporated	6,885			237,637	272,182
Altria Group Incorporated	90,490			1,884,313	1,776,314
America Movil Sab De Cv	52,736			2,781,972	2,477,527
America Svc Group Incorporated	2,998			54,294	47,572
American Express Co	94,285			4,653,668	3,820,435
American Greetings Corporation	30,947			441,719	674,329
American Med Sys Hldgs	12,190			185,358	235,149
American Railcar Inds Incorporated	11,591			118,091	127,729
American Safety Insurance Hld	100			1,499	1,444
Ameriprise Finl Incorporated	31,462			1,174,448	1,221,342
Amkor Technology Incorporated	16,187			115,727	115,899
Ampco Pittsburgh Corporation	3,497			83,540	110,266
Amtrust Financial Services	4,896			57,898	57,871
Anixter Intl Incorporated	3,098			133,776	145,892
Annaly Capital Management In	171,221			2,480,720	2,970,680
Antofagasta	102,861			1,285,981	1,647,754
Anworth Mortgage Asset Corporation	140,351			953,112	982,459
Applied Materials Incorporated	113,362			2,093,393	1,580,265
Approach Res Incorporated	1,299			9,279	10,028

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Argo Group International Hold	12,769			473,129	372,094
Arris Group Incorporated	14,089			186,406	161,033
Asia Cement	1,798,219			1,904,688	1,945,236
At+T Incorporated	96,383			3,702,257	2,701,604
Atc Technology Corporation	1,499			33,270	35,746
Atheros Communications Incorporated	2,798			75,030	95,795
Atlas Air Worldwide Hldgs Incorporated	12,030			283,863	448,129
Au Optronics Corporation	20,895			24,046	25,348
Auxilium Pharmaceuticals Incorporated	1,099			36,153	32,951
Avery Dennison Corporation	31,562			1,772,123	1,151,681
Axis Capital Holdings Ltd	69,815			2,446,412	1,983,443
Bally Technologies Incorporated	899			37,330	37,131
BanCorporation Incorporated Del	9,933			57,113	68,138
Bank Hawaii Corporation	15,501			669,487	729,468
Bank Of America Corporation	140,029			5,519,270	2,108,843
Barry R G Corporation Ohio	899			8,143	7,734
Baxter Intl Incorporated	32,560			1,772,542	1,910,641
Benchmark Electrs Incorporated	9,392			154,011	177,611
Bio Rad Laboratories Incorporated	4,476			387,384	431,793
Bioscrip Incorporated	3,697			21,633	30,907
Bk Mandiri	2,790,580			1,134,605	1,396,033
Bk Rakyat	2,962,623			2,215,667	2,412,354
Blyth Incorporated	1,299			43,089	43,801
Bm+F Bovespa Sa Bo	47,474			278,389	333,613
Boise Incorporated	4,596			23,941	24,406
Borders Group Incorporated	18,185			57,713	21,459
Boston Beer Incorporated	500			22,920	23,281
Bp Plc	34,059			1,529,673	1,974,372
Bpz Energy Incorporated	26,133			140,244	248,263
Briggs + Stratton Corporation	29,384			652,559	549,768
Brightpoint Incorporated	21,383			158,742	157,163
Bristol Myers Squibb Co	158,008			4,375,698	3,989,690
Broadpoint Gleacher Security	35,538			257,148	158,501
Brocade Communications Sys Incorporated	26,712			169,192	203,812
Brown + Brown Incorporated	28,635			527,023	514,563
Bruker Corporation	46,662			420,996	562,749
Bryn Mawr Bk Corporation	699			12,542	10,554
Burlington Northn Santa Fe	20,575			1,625,570	2,029,100
Caci Intl Incorporated	3,397			163,775	165,956
Calamos Asset Mgmt Incorporated	9,392			107,091	108,295
Cantel Med Corporation	4,796			64,449	96,786
Capital One Finl Corporation	143,725			4,380,983	5,510,414
Capstead Mortgage Corporation	38,078			411,358	519,763
Cardiac Science Corporation New	400			1,265	891
Cardinal Health Incorporated	44,446			1,200,279	1,432,935
Carefusion Corporation	8,639			174,522	216,073
Carnival Corporation	83,998			3,616,720	2,661,887
Carrols Restaurant Group Incorporated	20,883			158,532	147,644
Casella Waste Sys Incorporated	123,522			1,232,832	496,559
Cash Amer Intl Incorporated	2,198			69,791	76,850
Cathay General BanCorporation	6,994			56,016	52,807
Cato Corporation New	799			16,055	16,035
Cavco Inds Incorporated Del	11,256			371,303	404,318
Centene Corporation Del	8,693			151,236	184,031
Center Finl Corporation Ca	13,889			66,093	63,889
Center Finl Corporation Calif	65			64,920	64,920
Centerpoint Energy Incorporated	137,233			2,273,936	1,991,249

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Central European Distr Corporation	10,282			220,698	292,104
Central Garden + Pet Co	39,173			378,529	419,156
Century Casinos Incorporated	79,731			362,404	214,477
Checkpoint Sys Incorporated	11,291			185,707	172,186
Chicago Brdg + Iron Co N V	13,613			360,307	275,258
Chimera Investment Corporation	285,751			917,110	1,108,715
China Const Bk	3,027,949			2,243,617	2,604,629
China Grentech Corporation Ltd	71,307			268,591	253,852
China Information Sec Tech Incorporated	2,898			18,044	17,850
China Integrated Energy Incorporated	32,215			185,611	226,794
China Life Insurance	385,974			1,259,364	1,911,439
China Mobile Ltd	273,273			2,961,619	2,567,429
China Resources Land Limited	771,948			1,610,163	1,760,117
China Shenhua Energy	82,780			326,347	405,677
Chubb Corporation	30,862			1,445,053	1,517,813
Cigna Corporation	56,431			2,131,607	1,990,331
CIncorporatedinnati Bell Incorporated New	66,897			249,900	230,795
Cirrus Logic Incorporated	50,869			279,964	346,927
Citigroup Incorporated	127,601,110			1,594,889,115	422,359,675
City Natl Corporation	9,813			361,780	447,466
Clarient Incorporated	108,034			387,219	286,290
Clearwater Paper Corporation	3,098			135,767	170,270
Cnooc Ltd	1,349,412			1,843,313	2,119,646
Cogo Group Incorporated	1,299			6,993	9,573
Coherent Incorporated	10,387			264,899	308,810
Coinstar Incorporated	32,350			965,710	898,682
Collective Brands Incorporated	14,387			146,933	327,596
Columbia Bky Sys Incorporated	14,138			221,018	228,745
Commercial Intl Bk	169,150			1,522,130	1,682,328
Compal Electronic	157,581			213,493	218,500
Companhia De Bebidas Das Amers	3,192			220,167	322,630
Compania De Minas Buenaventura	9,338			318,107	312,549
Computer Sciences Corporation	45,644			2,546,115	2,625,923
Compuware Corporation	61,645			500,208	445,696
Comstock Res Incorporated	30,747			1,143,635	1,247,404
Comtech Telecommunications	14,603			455,814	511,843
Con Way Incorporated	24,000			781,006	837,850
Conocophillips	63,323			4,748,405	3,233,899
Cooper Tire + Rubr Co	33,434			534,377	670,346
Core Mark Hldg Co Incorporated	5,695			163,874	187,721
Corinthian Colleges Incorporated	12,590			221,857	173,362
Cornerstone Therapeutics Incorporated	9,592			65,082	58,513
Coventry Health Care Incorporated	101,776			4,469,908	2,472,140
Cracker Barrel Old Ctry Store	3,197			120,397	121,470
Crawford + Co	115,737			602,712	386,561
Cray Incorporated	43,218			278,497	277,461
CrediCorporation Ltd	20,944			1,478,482	1,613,131
Crocs Incorporated	2,798			18,031	16,087
Cross Ctry Healthcare Incorporated	20,595			301,038	204,092
Cryolife Incorporated	33,398			264,842	214,416
Csg Sys Intl Incorporated	10,691			162,059	204,099
Ctrip Com Intl Adr	19,349			861,290	1,390,387
Cubic Corporation	2,298			80,651	85,721
Cubist Pharmaceuticals Incorporated	5,096			94,263	96,669
Cytokinetics Incorporated	14,189			57,808	41,289
Darling Intl Incorporated	22,282			158,191	186,724
Datalink Corporation	699			2,551	3,029

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Deckers Outdoor Corporation	5,226			467,631	531,567
Del Monte Foods Co	13,578			123,843	153,977
Delia S Incorporated New	56,884			218,335	106,372
Deltek Incorporated	10,891			77,953	84,734
Deluxe Corporation	3,597			49,766	53,201
Depomed Incorporated	3,697			16,940	12,385
Desarrolladora Homex S A De Cv	22,740			801,211	764,503
Dg Fastchannel Incorporated	7,789			194,564	217,539
Diageo Plc	26,568			1,828,441	1,844,060
Diagnosticos Da Am	30,818			822,064	1,007,527
Diamondrock Hospitality Co	36,140			232,030	306,108
Dice Hldgs Incorporated	57,929			343,898	379,437
Dionex Corporation	699			48,931	51,667
Divx Incorporated	7,994			41,914	45,084
Dominion Res Incorporated Va New	61,026			2,593,147	2,375,119
Double Take Software	41,562			403,367	415,200
Du Pont E I De Nemours + Co	67,618			3,060,758	2,276,686
Duke Energy Hldg Corporation	82,000			1,471,622	1,411,222
Dycom Inds Incorporated	83,332			1,366,807	669,155
DynCorporation Intl Incorporated	11,491			192,926	164,892
Eagle BanCorporation Incorporated Md	1,428			11,758	14,954
Eagle Bulk Shipping Incorporated	47,032			300,357	232,809
Earthlink Incorporated	18,185			151,536	151,120
East West BanCorporation Incorporated	55,007			508,633	869,109
Eaton Corporation	39,452			3,354,739	2,509,933
El Paso Corporation	128,713			1,987,577	1,265,250
Eldorado Gold Corporation New	10,407			68,186	147,469
Electro Rent	34,742			481,467	400,923
Emcor Group Incorporated	4,097			100,102	110,201
Emergency Med Svcs Corporation	4,197			189,694	227,247
Emerson Elec Co	56,431			2,637,645	2,403,972
Empire Resorts Incorporated	55,001			129,249	116,052
Emulex Corporation	41,337			429,258	450,570
Ennis Incorporated	4,496			72,799	75,494
Ensign Group Incorporated	14,513			220,260	223,065
Entergy Corporation New	28,365			2,864,012	2,321,428
Equity Lifestyle Properties	2,598			122,770	131,116
Eresearch Technology Incorporated	45,683			312,047	274,556
Ev3 Incorporated	22,907			291,856	305,573
Exelixis Incorporated	15,687			88,876	115,616
Exide Technologies Formerly	1,199			8,579	8,525
Expressjet Holdings	5,496			26,196	26,489
EzCorporation Incorporated	31,611			400,546	544,023
Family Dlr Stores Incorporated	58,229			1,481,764	1,620,515
Far Eastern New Century Corporation	1,015,301			1,000,357	1,269,721
Fbr Cap Mkts Corporation	27,103			135,174	167,498
Fidelity Natl Finl Incorporated	144,025			2,102,659	1,938,571
Fifth Third BanCorporation	150,217			1,500,258	1,464,616
Finish Line Incorporated	13,689			114,190	171,797
First Horizon Natl Corporation	80,823			826,017	1,083,023
First Long Is Corporation	799			21,395	20,184
First Niagara Finl Group Incorporated	5,778			69,334	80,370
First Sec Group Incorporated	26,425			193,905	62,892
Foot Locker Incorporated	11,191			119,851	124,668
Force Protn Incorporated	14,988			78,941	78,087
Forest Oil Corporation	7,905			238,851	175,891
Freds Incorporated	46,398			495,950	473,255

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Fresh Del Monte Produce	40,025			773,327	884,563
Gamco Invs Incorporated	300			13,839	14,475
Gamestop Corporation New	59,527			2,191,319	1,306,033
Gazprom Oao Spon Adr	104,622			2,190,207	2,667,857
GenCorporation Incorporated	1,299			9,132	9,093
General Elec Co	95,484			1,518,137	1,444,668
Genesco Incorporated	1,799			45,839	49,388
Gentex Corporation	38,477			573,946	686,821
Gentiva Health Svcs Incorporated	27,688			603,140	747,848
Geo Group Incorporated	32,020			770,802	700,606
Gfi Group Incorporated	3,098			14,681	14,156
Global Cash Access Hldgs Incorporated	6,894			49,711	51,639
Global Industries Incorporated	69,184			1,154,369	493,285
Gmx Res Incorporated	28,622			343,223	393,265
GoldCorporation Incorporated	3,521			90,163	138,502
Goodrich Corporation	39,552			2,427,852	2,541,205
Goodrich Pete Corporation	11,910			306,340	290,015
Gpo Fin Banorte	99,574			297,910	359,844
Grace W R + Co Del New	5,396			124,056	136,780
Graftech Intl Ltd	23,708			347,753	368,665
Greenbrier Cos Incorporated	33,848			730,619	351,343
Griffon Corporation	3,397			40,962	41,515
Group 1 Automotive Incorporated	5,895			165,996	167,130
Gulfmark Offshore Incorporated	6,295			182,550	178,209
Gulfport Energy Corporation	4,896			47,868	56,060
Hallwood Group Incorporated	200			7,695	7,754
Hanesbrands Incorporated	111,072			2,741,075	2,677,939
Hanger Orthopedic Group	11,691			164,177	161,681
Harbin Elec Incorporated	500			10,065	10,262
Hardinge Incorporated	1,699			9,319	9,342
Harsco Corporation	9,718			278,524	313,210
Harvest Nat Res Incorporated	12,590			64,031	66,600
Hatteras Finl Corporation	11,641			280,748	325,471
Haverty Furniture Cos Incorporated	600			7,075	8,231
Hawaiian Hldgs Incorporated	10,891			79,422	76,239
Hcc Ins Hldgs Incorporated	21,758			502,812	608,573
Hcl Technologiess	158,449			1,114,924	1,263,402
Health Mgmt Assoc	63,709			379,089	463,162
Healthcare Svcs Group Incorporated	6,613			121,631	141,911
Healthsouth Corporation	33,103			595,187	621,349
Healthtronics Incorporated	9,492			24,429	25,060
Helix Energy Solutions Group	21,124			626,839	248,205
Helmerich And Payne Incorporated	5,833			180,194	232,611
Henry Jack + Assoc Incorporated	3,997			93,296	92,406
Hercules Offshore Incorporated	45,179			276,178	215,957
Hero Honda	30,120			938,099	1,115,670
Hewlett Packard Co	63,822			2,461,482	3,287,485
Hill Intl Incorporated	175,027			1,222,356	1,092,167
Hill Rom Hldgs	7,294			153,607	174,986
Hilltop Hldgs Incorporated	18,322			212,472	213,272
Home Depot Incorporated	63,822			1,946,560	1,846,378
Hon Hai Precision	74,801			324,623	354,303
Honeywell International Incorporated	82,999			4,343,647	3,253,557
Hong Kong Exchange	50,366			907,644	905,467
Horizon Lines Incorporated	80,445			777,293	448,080
Hsn Incorporated Del	11,591			121,857	234,015
Hub Group Incorporated	6,491			139,404	174,147

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Human Genome Sciences Incorporated	4,097			95,743	125,359
Hynix Semiconducto	61,417			1,106,504	1,220,977
Hypermarcas Sa	75,001			1,000,447	1,720,986
Hyundai Mobis	9,196			971,027	1,350,342
Iberiabank Corporation	16,639			754,771	895,367
Icici Banking	84,036			1,688,132	1,589,154
Iconix Brand Group Incorporated	34,617			493,685	437,906
Igate Corporation	4,796			45,780	47,961
Illinois Tool Wks Incorporated	77,905			4,323,035	3,738,666
Imation Corporation	3,098			25,784	27,010
Immunogen Incorporated	12,590			92,026	98,956
Immunomedics Incorporated	2,998			18,337	9,622
Impax Laboratories Incorporated	29,844			370,215	405,878
Imperial Tob Group Plc	63,922			5,390,709	4,051,385
Incorporatedyte Corporation	12,990			80,993	118,335
Ind + Com Bk China	3,465,785			2,151,978	2,878,452
Infinity Pharmaceuticals Incorporated	9,605			93,549	59,360
Infogroup Incorporated	1,699			10,431	13,623
Infosys Technologies Sp Adr	7,680			332,382	424,450
Insight Enterprises Incorporated	1,799			21,896	20,539
Inspire Phamaceutical Incorporated	3,997			24,410	22,062
Integra Lifesciences Corporation	13,099			360,300	481,773
Integrated Device Technology	25,879			177,299	167,438
Integrated Electrical Svcs Incorporated	13,119			107,312	76,745
Integrated Silicon Solution	16,487			60,806	93,150
Intel Corporation	137,433			1,908,141	2,803,625
Interdigital Incorporated Pa	17,866			469,410	474,153
Intermec Incorporated	38,957			838,048	500,984
International Business Machs	25,669			2,566,769	3,360,037
International Game Technology	130,441			1,909,489	2,448,380
Interoil Corporation	27,311			772,565	2,097,773
Intertape Polymer Group Incorporated	98,598			235,345	280,255
Intrntnl Flavrs + Fragrncs Incorporated	8,599			319,642	353,778
Invacare Corporation	7,994			173,142	199,359
Inventiv Health Incorporated	10,392			165,681	168,033
Ion Geophysical Corporation	36,869			162,233	218,267
Isis Pharmaceuticals	7,694			102,996	85,401
Itau Unibanco Holding Sa	14,143			242,548	323,035
Itt Corporation New	40,551			2,536,594	2,016,987
Jabil Circuit Incorporated	10,791			118,452	187,445
Jarden Corporation	14,383			326,092	444,591
Jda Software Group Incorporated	21,463			332,314	546,655
Jetblue Awys Corporation	30,193			204,179	164,550
Jo Ann Stores Incorporated	899			24,453	32,590
Johnson + Johnson	27,866			1,654,329	1,794,853
Journal Communications Incorporated	5,613			49,884	21,835
Jpmorgan Chase + Co	71,313			3,034,572	2,971,618
Jsc Mmc Norilsk Nickel	26,729			295,881	383,560
Kb Financial Group	41,071			2,200,782	2,105,607
Kelly Svcs Incorporated	699			9,065	8,344
Kendle Intl Incorporated	1,099			17,103	20,125
Kennametal Incorporated	35,851			1,022,854	929,248
Key Energy Svcs Incorporated	35,476			408,301	311,835
Kindred Healthcare Incorporated	8,293			118,567	153,095
Kirklands Incorporated	3,897			55,608	67,688
Koppers Hldgs Incorporated	5,196			163,670	158,161
Kt + G Corporationoration	5,186			414,701	286,818

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
L 3 Communications Hldg Corporation	45,245			4,405,617	3,934,043
Lancaster Colony Corporation	4,097			204,280	203,606
Lattice Semiconductor Corporation	96,257			256,578	259,895
Leapfrog Enterprises Incorporated	1,898			7,676	7,423
LIncorporatedoln Edl Svcs Corporation	1,998			43,365	43,305
Lo Jack Corporation	81,709			776,808	330,104
Lorillard Incorporated	19,277			1,436,666	1,546,555
Ltx Credence Corporation	101,073			178,953	179,910
M/I Homes Incorporated	2,798			33,900	29,069
Madden Steven Ltd	2,098			67,536	86,534
Manhattan Assocs Incorporated	9,088			214,168	218,377
Mantech Intl Corporation	2,398			115,474	115,779
Marathon Oil Corporation	76,107			2,574,491	2,376,070
Marcus Corporation	6,295			82,684	80,701
Marinemax Incorporated	7,694			54,408	70,706
Matrix Svc Co	17,913			187,547	190,772
Maxygen Incorporated	4,496			24,712	27,383
Mcclatchy Co	7,935			43,828	28,091
Mcmoran Exploration Co	51,471			637,502	412,800
Mds Incorporated	11,885			92,467	90,922
Mdu Res Group Incorporated	81,101			2,157,908	1,913,989
Mediatek Incorporated	138			1,755	2,401
Medical Action Ind Incorporated	22,075			315,451	354,528
Medicis Pharmaceutical Corporation	600			14,428	16,217
Medtronic Incorporated	24,071			764,599	1,058,629
Mentor Graphics Corporation	20,668			150,366	182,502
Mercadolibre Incorporated	400			19,979	20,731
Mercury Gen Corporation	6,891			322,315	270,559
Merge Healthcare Incorporated	133,791			512,892	449,538
Merit Med Sys Incorporated	20,478			296,068	395,011
Mfa Financial Incorporated	133,595			829,638	981,921
Microchip Technology Incorporated	69,515			1,393,465	2,020,115
Microsemi Corporation	1,599			26,775	28,377
Microsoft Corporation	110,765			1,930,496	3,377,227
Midamerica Apartment Comm	4,396			192,746	212,261
Mobile Telesystems	29,222			1,628,320	1,428,678
Momenta Pharmaceuticals Incorporated	1,599			16,217	20,160
Monro Muffler Brake Incorporated	13,151			300,410	439,760
Mrv Communications Incorporated	278,191			545,611	197,515
Mtn Group Ltd	17,653			244,680	282,641
Mueller Inds Incorporated	5,595			135,190	138,992
Multi Fineline Electronix Incorporated	2,098			58,113	59,529
Murphy Oil Corporation	35,549			1,986,781	1,926,740
Myr Group Incorporated Del	3,930			66,504	71,057
Myriad Pharmaceuticals	3,697			20,407	18,596
Nanometrics Incorporated	799			9,624	9,057
Naspers	79,788			1,987,647	3,250,566
National Finl Partners Corporation	2,998			23,659	24,250
National Intst Corporation	7,471			162,681	126,708
Natl Health Investors Incorporated	3,098			111,460	114,577
Nektar Therapeutics	2,698			22,426	25,144
Nelnet Incorporated	4,796			78,616	82,637
Net 1 Ueps Technologies Incorporated	5,496			104,108	106,724
Netgear Incorporated	8,193			150,366	177,715
Netscout Sys Incorporated	17,518			218,966	256,468
New Jersey Res Corporation	2,598			95,642	97,162
New York Cmnty BanCorporation Incorporated	126,845			1,851,066	1,840,528

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Newalta Corporation	14,227			176,148	109,379
Newpark Res Incorporated	103,117			1,290,199	436,187
Nhn Corporation	9,176			1,274,486	1,512,884
Nine Dragons Paper	665,231			1,064,493	1,074,109
Nobility Homes Incorporated	18,142			249,520	189,579
Nokia Corporation	178,083			3,833,866	2,288,368
Northwest Bancshares Incorporated/Md	1,548			15,481	17,524
Novatek Microelect	703			1,941	2,352
Novavax Incorporated	5,595			32,707	14,884
Nu Skin Enterprises Incorporated	7,194			124,483	193,308
Nve Corporation	6,882			278,470	284,314
Nymagic Incorporated	6,652			162,585	110,353
Occidental Pete Corporation	55,033			3,152,104	4,476,932
Oceaneering Intl Incorporated	5,179			319,007	303,051
Oil Co Lukoil	26,116			1,332,286	1,496,422
Ojsc Oc Rosneft	220,015			1,099,293	1,892,129
Omega Healthcare Investors	8,793			162,307	171,022
Omnicare Incorporated	82,899			2,564,051	2,004,498
Omnicell Incorporated	24,805			289,046	289,971
Omnova Solutions Incorporated	20,583			94,499	126,176
On Assignment Incorporated	66,634			525,986	476,430
On Semiconductor Corporation	146,096			1,095,957	1,287,108
Oncogenex Pharmaceuticals Incorporated	1,399			38,824	31,167
Onyx Pharmaceuticals Incorporated	1,699			54,739	49,838
Open Jt Stk Co Vimpel Commn	99,227			1,530,222	1,844,633
Oplink Communications Incorporated	10,492			144,146	171,956
Orasure Technologies Incorporated	46,413			383,295	235,776
Orexigen Therapeutics Incorporated	12,090			98,741	89,952
Origen Financial Incorporated	113,247			416,188	164,208
Osi Sys Incorporated	12,669			274,671	345,619
Outdoor Channel Hldgs Incorporated	36,527			292,582	211,855
Owens + Minor Incorporated New	500			21,509	21,448
Pacific Premier BanCorporation	23,456			76,232	79,281
Palm Hbr Homes Incorporated	39,251			411,592	81,250
Pantry Incorporated	7,794			118,651	105,917
Parkson Retail Gro	1,073,645			1,593,267	1,896,937
Patrick Inds Incorporated	32,989			257,158	80,164
Pc Mall Incorporated	10,492			78,462	54,766
Pc Tel Incorporated	20,483			124,268	121,262
Pdg Realty Sa Empr	177,628			1,400,366	1,767,922
Pdl Biopharma Incorporated	14,688			128,300	100,761
Pegasystems Incorporated	300			9,236	10,192
Pericom Semiconductor Corporation	19,952			224,306	230,046
Petaquilla Minerals Ltd	103,037			155,258	82,955
Petrochina Co	1,751,344			1,959,512	2,105,032
Petroleo Brasileiro Sa	28,524			1,158,937	1,360,032
Petroleo Brasileiro Sa Petro	68,093			1,871,895	2,886,460
Petroleum Dev Corporation	12,266			201,333	223,366
Petroquest Energy Incorporated	53,067			312,645	325,302
Pfizer Incorporated	222,985			5,022,129	4,056,104
Phi Incorporated	8,819			215,394	181,968
Philip Morris Intl Ord Shr	72,612			3,550,773	3,499,151
Phoenix Cos Incorporated New	10,092			44,178	28,055
Pinnacle Airl Corporation	7,094			49,028	48,809
Pinnacle West Cap Corporation	47,242			1,844,173	1,728,129
Plantronics Incorporated New	6,495			165,240	168,734
Plexus Corporation	799			23,356	22,782

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Pnc Finl Svcs Group Incorporated	92,088			4,005,913	4,861,317
Posco	3,243			1,567,727	1,721,296
Powell Inds Incorporated	4,396			166,660	138,620
Power One Incorporated	74,663			148,616	324,782
Premiere Global Svcs Incorporated	55,811			485,121	460,440
Prestige Brands Hldgs Incorporated	33,925			296,150	266,651
Prgx Global Incorporated	6,894			35,316	40,746
Pride International Incorporated	3,346			106,092	106,766
Primoris Svcs Corporation	37,556			256,866	299,318
Progress Software Corporation	799			23,608	23,349
Protalix Biotherapeutics Incorporated	12,390			83,356	82,022
Providence Svc Corporation	5,296			61,118	83,673
Pss World Med Incorporated	10,991			219,534	248,070
Pt Astra Intl	336,605			1,178,803	1,243,235
Quanta Computer	1,499			2,484	3,262
Quest Diagnostics Incorporated	34,858			1,899,556	2,104,698
Quest Software Incorporated	4,996			84,557	91,926
Quidel Corporation	3,697			53,817	50,945
Radiant Sys Incorporated	48,151			478,467	500,773
Randgold Resources Ltd Adr	47,436			2,113,518	3,753,150
Range Res Corporation	12,375			493,153	616,878
Raymond James Financial Incorporated	37,668			723,865	895,377
Raytheon Co	62,624			2,894,781	3,226,374
Realnetworks Incorporated	56,210			308,080	208,541
Redecard Sa	22,041			319,378	366,682
Redwood Trust Incorporated	7,606			109,018	109,977
Regeneron Pharmaceuticals Incorporated	1,699			37,870	41,073
Rehabcare Group Incorporated	13,909			349,744	423,245
Reliance Inds	11,769			247,251	276,508
Retail Ventures Incorporated	799			7,216	7,106
Rewards Network Incorporated	200			2,639	2,526
Reynolds Amern Incorporated	30,363			1,980,680	1,608,329
Rf Micro Devices Incorporated	43,465			215,291	207,328
Richardson Electrs Ltd	36,885			172,153	216,516
Rigel Pharmaceuticals Incorporated	12,390			85,336	117,829
Riverbed Technology Incorporated	1,399			28,602	32,132
Rock Tenn Co	1,399			71,085	70,517
Rofin Sinar Technologies Incorporated	9,702			224,965	229,069
Rovi Corporation	5,675			109,728	180,876
Royal Caribbean Cruises Ltd	51,837			1,372,573	1,310,436
Royal Gold Incorporated	5,543			267,914	261,082
Rpm Intl Incorporated	22,857			463,014	464,677
Ryder Sys Incorporated	42,149			2,210,076	1,735,260
Safety Ins Group Incorporated	2,698			95,770	97,742
Samsung Electronic	8,917			5,180,576	6,118,565
Sanderson Farms Incorporated	1,799			73,572	75,827
Sandridge Energy Incorporated	13,368			220,467	126,065
Sandstorm Resources Ltd	399,531			178,431	213,418
Sandvine Corporation	178,519			135,675	219,721
Sangamo Biosciences Incorporated	14,488			78,080	85,771
Sanmina Corporationoration	12,890			111,828	142,172
Savient Pharmaceuticals Incorporated	899			12,210	12,239
Scholastic Corporation	25,064			512,179	747,659
Schulman A Incorporated	8,993			180,231	181,474
Seahawk Drilling Incorporated W/I	2,461			79,599	55,469
Sensient Technologies Corporation	22,307			586,245	586,684
Ship Finance Intl	14,189			171,335	193,390

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Shoe Carnival Incorporated	5,144			79,116	105,295
Sigma Designs	7,294			84,219	78,047
Silver Std Res Incorporated	3,890			83,776	85,078
Sirona Dental Sys Incorporated	1,799			58,828	57,086
Skechers U S A Incorporated	4,696			107,084	138,116
Skyline Corporation	15,152			396,060	278,801
Skywest Incorporated	10,292			160,867	174,136
Skyworks Solutions Incorporated	12,190			165,196	172,979
Slm Corporation	354,268			8,845,786	3,992,606
Smart Modular Technologies Wwh	1,199			5,657	7,542
Smith + Wesson Hldg Corporation	2,298			12,434	9,399
Smith Micro Software Incorporated	38,633			313,453	353,104
Solera Hldgs Incorporated	500			17,895	17,991
Sonic Automotive Incorporated	4,596			44,339	47,756
Sonic Corporation	30,028			288,445	302,380
Sonic Solutions	33,164			292,355	392,333
Spartan Stores Incorporated	31,361			427,936	448,151
Spectra Energy Corporation	163,701			3,521,482	3,357,499
Spectrum Pharmaceuticals Incorporated	18,785			129,147	83,405
Spherion Corporation	7,194			39,326	40,431
Spx Corporation	20,076			1,110,043	1,098,132
Standard Microsystems Corporation	4,796			108,036	99,664
Standard Mtr Prods Incorporated	6,894			80,102	58,741
Stanley Works	115,160			6,300,244	5,931,878
State Street Corporation	101,653			1,832,419	4,425,972
Stein Mart Incorporated	15,787			193,054	168,292
Stepan Co	899			54,789	58,282
Steris Corporation	8,093			273,674	226,375
Sterling Constr Incorporated	7,501			150,515	143,864
Stone Energy Corporation	8,693			111,691	156,909
Suntrust Bks Incorporated	80,502			1,523,884	1,633,384
Super Micro Computer Incorporated	11,391			104,423	126,666
Surmodics Incorporated	9,437			276,091	213,851
Sybase Incorporated	1,799			62,599	78,057
Symyx Technologies Incorporated	37,209			288,384	204,649
Synnex Corporation	5,695			169,651	174,621
Synovus Finl Corporation	179,912			901,634	368,820
Sysco Corporation	45,844			1,154,477	1,280,886
T Hq Incorporated	75,350			429,444	379,765
Taiwan Fertilizer	474,738			1,382,543	1,692,046
Taiwan Semicndctr Mfg Co Ltd	143,917			1,574,598	1,646,415
Tata Consultancy Services Ltd	104,364			1,652,267	1,679,325
Team Incorporated	13,334			232,366	250,817
Tech Data Corporation	4,097			157,288	191,152
Teleflex Incorporated	3,997			183,201	215,386
Telekomunikasi Ind	1,864,044			1,607,886	1,874,956
Teletech Hldgs Incorporated	2,598			47,233	52,036
Ternium Sa	11,370			395,602	402,717
Tessco Technologies Incorporated	3,497			57,038	56,445
Tessera Technologies Incorporated	1,599			40,022	37,202
Tetra Technologies Incorporated Del	35,561			323,461	394,020
Teva Pharmaceutical Inds Ltd	5,927			259,529	332,992
Texas Cap Bancshares Incorporated	52,565			850,256	733,807
Texas Roadhouse Incorporated	16,623			178,341	186,672
Tibco Software Incorporated	7,094			63,121	68,318
Tidewater Incorporated	26,405			1,441,691	1,266,135
Tier Technologies Incorporated	66,515			573,425	532,117

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Tns Incorporated	3,497			88,945	89,843
Trident Microsystems Incorporated	114,089			271,596	212,205
Triple S Mgmt Corporation	33,671			599,147	592,607
Ttm Technologies	40,439			395,853	466,266
Tupperware Brands Corporation	2,098			100,186	97,718
Turkiye Garanti Bankasi	463,766			1,267,930	1,964,651
Turkiye Halk Banka	308,299			1,701,255	2,447,554
Tw Telecom Incorporated	44,505			605,815	762,814
Ual Corporation	699			9,024	9,030
Ultra Clean Hldgs Incorporated	1,199			7,850	8,381
Ultratech Incorporated	28,582			407,416	424,728
Umh Properties Incorporated	34,565			375,509	292,422
United Cmnty Bks Incorporated Blairsvil	131,778			945,268	446,727
United Online Incorporated	14,988			104,814	107,763
Unitedhealth Group Incorporated	75,109			3,445,449	2,289,308
Unitrin Incorporated	7,694			145,456	169,648
Universal Corporation Va	3,397			154,853	154,949
Univest Corporation Pa	3,158			61,914	55,361
Usa Mobility Incorporated	4,197			51,563	46,205
Usinas Sider Minas Gerpf A	11,769			289,426	333,442
Valassis Communications Incorporated	16,919			281,926	308,942
Vale Sa	233,586			4,513,092	5,797,603
Vanda Pharmaceuticals Incorporated	4,696			54,309	52,785
Veeco Instrs Incorporated Del	12,610			321,107	416,629
Verifone Hldgs Incorporated	10,392			160,797	170,215
Verizon Communications	72,612			3,007,776	2,405,621
Virtusa Corporation	16,886			166,957	152,991
Vishay Intertechnology Incorporated	21,483			147,986	179,380
Vitamin Shoppe Incorporated	1,923			33,828	42,759
Vivus	11,791			116,274	108,355
Voyager Learning Co	52,180			238,501	224,376
Warnaco Group Incorporated	799			33,802	33,725
Watson Wyatt Worldwide Incorporated	3,297			144,219	156,690
Wausau Paper Corporation	8,724			77,118	101,201
Web Com Group Incorporated	67,472			549,020	440,590
Weis Mkts Incorporated	3,897			124,805	141,690
Wellpoint Incorporated	64,322			4,778,192	3,749,309
Wells Fargo + Co	114,760			3,744,667	3,097,378
Western Liberty BanCorporation	8,060			78,593	61,337
Wet Seal Incorporated	129,251			522,985	445,915
Whitney Hldg Corporation	51,771			421,611	471,633
Wiley John + Sons Incorporated	15,925			502,906	666,951
Willbros Group Incorporated De	21,828			591,566	368,238
Willis Group Holdings Ltd	75,908			2,728,185	2,002,441
Wilmington Tr Corporation	60,210			1,152,401	742,997
Wimm Bill Dann Foods Ojsc	71,290			1,110,027	1,698,852
Wolverine World Wide Incorporated	6,195			162,626	168,628
World Fuel Services Corporation.	3,297			73,697	88,336
Worthington Inds In	15,288			178,780	199,810
Wright Express Corporation	1,998			62,350	63,669
X 5 Retail Group Nv	33,296			683,000	1,062,157
Xcel Energy Incorporated	113,362			2,316,610	2,405,540
Xtep International	1,662,580			817,396	939,135
Yanlord Land Group Ltd	615,364			989,268	951,130
Yrc Worldwide Incorporated	7,441			27,471	6,249
Yuanta Finl Holds	2,481,402			1,565,663	1,823,135
Yuhe International Incorporated	1,199			7,188	11,331

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Zenith Natl Ins Corporation	439			10,001	13,078
Zoran Corporation	18,185			196,308	200,948

Total Equity Investments				2,020,167,823	843,924,012

Mutual Funds
Dimensional Fund Advisors International Securities Fund	33,203,589			506,269,159	506,813,508
Dodge + Cox International Stock Fund	9,847,818			399,488,080	313,653,013
Legg Mason Opportuni Bond Is	2,926,074			29,148,915	29,611,872
Pimco Emerging Markets Fd	1,965,572			19,372,522	20,284,701
Rowe T Price Instl Incorporatedome Fds	6,176,818			55,265,666	58,000,319
Rowe T Price Intl Fds Incorporated	849,082			29,833,657	31,373,596
Spdr Ser Tr	8,671			194,308	192,936
Western Asset Fds Incorporated	7,019,008			58,315,321	58,047,199

Total Mutual Funds				1,097,887,628	1,017,977,144

Collective Trusts and Other Investments
AEW Real Estate Fund	1,223,031			8,889,294	9,686,407
BFA Lifepath Fund 2015	6,238,873			73,358,983	74,304,972
BFA Lifepath Fund 2020	3,056,291			93,998,598	94,133,751
BFA Lifepath Fund 2025	8,468,067			99,003,879	97,552,130
BFA Lifepath Fund 2030	2,888,585			90,413,524	89,979,432
BFA Lifepath Fund 2035	5,981,938			65,251,645	66,818,247
BFA Lifepath Fund 2040	1,720,665			52,363,402	55,078,482
BFA Lifepath Fund 2045	8,293,732			74,280,026	82,522,637
BFA Lifepath Fund 2050	4,898			41,024	40,896
BFA Lifepath Retirement	2,384,963			62,023,703	63,678,504
SSgA DJ/Wilshire REIT Index Fund	669,718			12,994,363	14,086,853
Citigroup Large Cap Growth	24,692,188			231,189,870	207,167,455
SSGA BlackRock Capital Aggregate Bond Fund	19,780,803			360,604,249	408,473,589
SSgA MSCI EAFE Fund	7,866,288			146,388,744	139,603,005
SSgA Russell 2000 Index Fund	13,547,599			242,423,810	290,338,594
SSgA Russell 3000 Index Fund	24,198,590			430,800,049	430,565,519
SSgA S&P 500 Index Fund	3,425,823			899,059,530	776,661,590
SSgA MSCI Emerging Market Free Fund	3,335,911			69,290,912	80,528,881
SSgA DJ/UBS Commodity Fund	4,174,505			40,510,436	35,353,884
SSgA S&P 400 MiD Cap Fund	2,716,679			68,633,115	72,500,014
SSgA MSCI EAFE Fund	12,927,811			114,694,706	110,571,564
SSGA BlackRock Capital US TIPS Fund	6,160,443			70,392,583	75,015,713
Wellington Emerging Markets	1,788,778			18,992,817	20,320,523
Wellington Mid Cap Growth	5,959,819			48,688,983	49,168,511
Anesiva Incorporated				20,281	20,281

Total Collective Trusts and Other Investments				3,374,308,526	3,344,171,434

Guaranteed Insurance Contracts
AIG Financial Products Contract No. 725839		0.25%		233,062,314	227,470,243
AIG Financial Products Contract No. 725840		6.80		194,202,773	205,951,446
ING Life & Annuity Company Contract No. 60266		4.30		174,531,854	176,896,013
JP Morgan Chase Bank Contract No. Citigroup01		4.87		61,739,511	64,276,829
MetLife Insurance Company Contract No. 90008B		4.19		23,850,893	23,848,212
Monumental Life Insur (Aegon) Contract No. SV04359Q		4.41		8,929,936	8,928,880
Monumental Life Insur (Aegon) Contract No. SV04490Q		4.48		24,648,262	24,645,303
Natixis Financial Products Contract No. WR1937-01		0.25		232,853,282	227,470,243
Natixis Financial Products Contract No. WR1937-02		4.31		32,874,637	34,062,875
PrIncorporatedipal Capital Management Contract No. 4-29618-10		4.65		49,684,056	49,677,871
Royal Bank of Canada Contract No. Citigroup01		6.72		194,150,397	205,846,694

Total Guaranteed Insurance Contracts				1,230,527,915	1,249,074,609

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Wrapper Contracts
AIG Financial Products Contract No. 725839				N/A	1,173,447
AIG Financial Products Contract No. 725840				N/A	1,218,947
ING Life & Annuity Company Contract No. 60266				N/A	308,633
JP Morgan Chase Bank Contract No. Citigroup01				N/A	28,054
Natixis Financial Products Contract No. WR1937-01				N/A	347,373
Natixis Financial Products Contract No. WR1937-02				N/A	32,814
Royal Bank of Canada Contract No. Citigroup01				N/A	435,234

Total Wrapper Contracts					3,544,502

Total Investments				8,321,864,078	7,069,420,419

Participant Loans
38,080 loans carrying an interest rate of 4.25% to 11.50% with maturities up to 20 years				178,042,074	178,042,074

Total				$8,499,906,152	$7,247,462,493

See accompanying Report of Independent Registered Public Accounting Firm.

CITIGROUP 401(k) PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2009

Current value
					Expenses		of asset on
	Number of	Purchase	Number of	Selling	incurred with	Cost of	transaction	Net gain
Identity and Description	purchases	price	sales	price	transaction	asset sold	date	(loss)
Series of transactions:
* State Street Bank and Trust Co Short Term Investment Fund	913	$886,009,417	1490	$1,018,887,038	$—	$1,018,887,038	$1,904,896,455	$—

*	Party in interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIGROUP 401(K) PLAN

Date: May 24, 2010

	By:	/s/ Paul McKinnon Paul McKinnon
Head of Resources
Human Resources and Business Practices